April 8, 2014

Securities and Exchange Commission

Division of Corporate Finance

Attention: Amanda Ravitz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lombard Medical, Inc.

Registration Statement on Form F-1

Confidentially submitted on January 22, 2014

Publicly Filed on March 10, 2014

Amendment No. 1 Publicly Filed on March 31, 2014

Ladies and Gentlemen:

On behalf of Lombard Medical, Inc. (“Lombard Medical” or the “Company”), we are writing to advise that we are concurrently submitting Amendment No. 2 to the Form F-1 Registration Statement, publicly filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2014 (the “Amendment No. 2”).

For the benefit of the Commission, Amendment No. 2 has been filed solely to modify certain disclosures on pages 78, 79 and 80 and to file Exhibit 10.10.

If you have any questions or comments regarding Amendment No. 2 or this accompanying letter, please contact Kristian Wiggert at +44 20 7067 2280 or kwiggert@cov.com or Brian Rosenzweig of this firm at 212-841-1108 or brozenzweig@cov.com.

Very truly yours

/s/ Covington & Burling LLP

Covington & Burling LLP